Filed by: V.I. Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Panacos Pharmaceuticals, Inc.

Exchange Act File No. 000-24241

Notice to Shareholders

VITEX has filed a Registration Statement on Form S-4 in connection with the merger, and VITEX and Panacos have mailed a Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about VITEX, Panacos, the merger and related matters. Investors and security holders can obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov, and by calling VITEX Investor Relations at 617-926-1551.

VITEX and Panacos, and their respective directors, executive officers and certain members of management and employees will be soliciting proxies from VITEX and Panacos stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that VITEX’s and Panacos’ directors and executive officers have in the merger is available in the Joint Proxy Statement/Prospectus.

The following is a copy of the presentation made by V.I. Technologies, Inc. on March 1, 2005 in New York City at the Leerink Swann & Company/MEDACorp Inaugural Health Care Conference and at the SunTrust Robinson Humphrey “Off The Cuff” Therapeutics Conference.

vitex

© 2003 V.I. Technologies, Inc.

All Rights Reserved

Safe Harbor Statement

Except for the historical information contained herein, the matters discussed including the potential annual sales figures for HIV therapeutics and the anticipated benefits of the merger, among others, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties, such as results achieved in the company’s research and clinical trial programs, quarterly fluctuations in operating results, the timely availability of new products, market acceptance of the company’s products, the impact of competitive products and pricing, government regulation of the company’s products and other risks and uncertainties set forth in the company’s filings with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from any forward-looking statements made herein. All projections are based on management’s current assumptions, which management believes to be reasonable. However, no assurance is given that they will be achieved.

© 2004 V.I. Technologies, Inc.

All Rights Reserved

Merger with Panacos poised to create a dynamic new leader in anti-infective products

Innovative therapeutics for HIV and other serious viral infections

Once-daily oral drug PA-457 for drug-resistant and drug-sensitive HIV in Phase 2 testing

Highly experienced management team

Strong competitive position

© 2004 V.I. Technologies, Inc.

All Rights Reserved

Merger Highlights

All-equity transaction

Associated financings $20 Million PIPE led by Great Point Partners at closing $5.5 Million Vitex shareholder rights offering Fund operations into 2006

Shareholder meetings scheduled for March 10

Close merger following shareholder approval

© 2004 V.I. Technologies, Inc.

All Rights Reserved

Anti-infective Therapeutics

Major global healthcare need Large worldwide markets

HIV drugs > $6.2 B in 2003, growing 11% /yr.

Attractive drug development fundamentals

Early clinical validation and clear regulatory path

Urgent need for new classes of drugs effective against resistant virus

© 2004 V.I. Technologies, Inc.

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Drug Resistance—Principal Problem in HIV Treatment

U.S. Treated HIV Patients

400,000 300,000 200,000 100,000 0

Total Treated HIV Patients*

Patients with Resistant HIV

2004 2006

Year

2008 2010

* Current recommended initial therapy: 2 NRTI + 1 NNRTI or 2 NRTI + 1 PI

© 2004 V.I. Technologies, Inc.

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PA-457: First-in-Class Maturation Inhibitor

Entirely new class of HIV drugs* Potent against drug-resistant and drug-sensitive HIV

Synergy with existing HIV drugs Once daily oral administration Potential for use in treatment-naïve and treatment-experienced patients

RTI

PI

* Proceedings of the National Academy of Sciences, November, 2003

© 2004 V.I. Technologies, Inc.

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PA-457 Clinical Status

No. subjects Subjects Status Report

Phase 1a* 46 Uninfected Complete July, 2004**

Phase 1b 48 Uninfected Complete Feb, 2005#

Phase 1/2 24 HIV-infected Complete Feb, 2005#

Phase 2a 30 HIV-infected In progress H1, 2005

* Clinical trial program initiated March 2004 ** XV International AIDS Conference, Bangkok

# 12th Annual Conference on Retroviruses and Opportunistic Infections, Boston

© 2004 V.I. Technologies, Inc.

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PA-457 Phase 1 Studies - Completed

Plasma Concentration (µg/ml)

70 60 50 40 30 20 10 0

25 mg 50 mg 100 mg 250 mg

Single Daily Dose

200 mg

Ten Daily Doses

C max

C 24h

Target

Concentration

© 2004 V.I. Technologies, Inc.

All Rights Reserved

PA-457 Clinical Development—Completed

Phase 1 Results

Once daily oral dosing

Target plasma drug levels greatly exceeded Well tolerated; no significant toxicity observed

© 2004 V.I. Technologies, Inc.

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PA-457 Clinical Development—Completed

Phase 1/2 Study

Single oral dose of placebo or PA-457 (75 mg, 150 mg, or 250 mg) each given to groups of 6 patients

HIV-infected patients receiving no other therapy Measure reduction of HIV in the blood (“viral load”) following single dose

© 2004 V.I. Technologies, Inc.

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PA-457 Phase 1/2—Results

PA-457 Dose

Placebo 75 mg 150 mg 250 mg

(n=6) (n=6) (n=6) (n=6)

Number of Patients with Viral Load Reduction of ³ 0.3Log10 1 2 5 3

Number of Patients with Viral Load Reduction of ³ 0.5Log10 0 0 3 2

© 2004 V.I. Technologies, Inc.

All Rights Reserved

Phase 1/2 Results—Mean Viral Load Reduction

Change in Viral Load (Log10)

0.4 0.3 0.2 0.1 0 -0.1 -0.2 -0.3

0 5 10 15 20

Placebo

150 mg

250 mg

* p<0.05 150 mg p<0.05 250 mg

Days After PA-457 Dose

© 2004 V.I. Technologies, Inc.

All Rights Reserved

Phase 1/2 Results—Drug-resistant HIV

Change in Viral Load (Log10)

0.4 0.2 0 -0.2 -0.4 -0.6 -0.8

0 5 10 15 20

250 mg—Pt 101 150 mg—Pt 103 Placebo (n=6)

* Subject 101 – NNRTI & PI resistance **Subject 103 – NRTI & NNRTI resistance

© 2004 V.I. Technologies, Inc.

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PA-457 Clinical Development—Completed

Phase 1/2 Results*

Dose-related reduction in viral load up to 0.7 log10

Similar to other potent anti-retrovirals after single dose, eg Viread

?Activity against HIV strains resistant to three major classes of existing drugs

No significant toxicity seen

Proof of principle established

* Presented at the 12th Annual Conference on Retroviruses and Opportunistic Infections, February 25, 2005

© 2004 V.I. Technologies, Inc.

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PA-457 Clinical Development- In Progress

Phase 2a Study

4 – 6 major academic medical centers in US

HIV-infected subjects, blinded, randomized, controlled

Once-daily dosing for 10 days

Primary endpoint: reduction in viral load Results anticipated H1 2005

© 2004 V.I. Technologies, Inc.

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PA-457 Clinical Development—Planned

Phase 2b targeted to begin 2005

Combination therapy in HIV-infected patients

Phase 3 targeted to begin 2006

Combination therapy

Naïve and experienced patients

NDA targeted for 2007

Fast track designation granted by FDA

© 2004 V.I. Technologies, Inc.

All Rights Reserved

Maturation Inhibition: A Discovery Platform

Discovered by Panacos scientists Broad IP position—Target, assays, drugs Potential for multiple marketed drugs

Clinical Development

PA-457

Pre-Clinical Development

Second Generation Products

Research

Third Generation Products

© 2004 V.I. Technologies, Inc.

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Expanding Pipeline: Viral Fusion Inhibition

Novel target – effective against drug-resistant HIV

Fuzeon provides proof of concept, but limited by high COGS and need for injection

Unique, patented drug discovery platform targeting small molecules

Proven discovery team led by Fuzeon inventor

Market potential $500M - $1B

© 2004 V.I. Technologies, Inc.

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Fusion Inhibitor Discovery Program

Orally available drugs

Several families of fusion inhibitors identified Lead optimization in progress, collaboration with Evotec/OAI

Goal: File IND in H1 2006 Parallel screen for RSV inhibitors

© 2004 V.I. Technologies, Inc.

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Commercial Strategy for Antiviral Therapeutics

Commercial strategy

PA-457: Partner after Phase 2; co-market in North America Subsequent products: Retain maximum value

Competition

PA-457 & maturation inhibitors: None known, proprietary Oral, small molecule fusion inhibitors: Leading position

© 2004 V.I. Technologies, Inc.

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Rapid Adoption of Significant New HIV Drugs

Annual Revenue (Millions)

$800

$700

$600

$500

$400

$300

$200

$100

$0

$16

$226

$567

$30

$292

$563

$752

$68

$455

$544

$10

$242

$505

$617

‘01 ‘02 ‘03 ‘00 ‘01 ‘02 ‘03

Viread Kaletra Sustiva Trizivir

Source: Legg Mason

© 2004 V.I. Technologies, Inc.

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Antiviral Product Pipeline

Research Preclinical Phase 1 Phase 2 Phase 3

PA-457

HIV Fusion

Inhibitor

Second Generation

HIV Maturation

Inhibitor

RSV Fusion

Inhibitor

2006

2006

Target

© 2004 V.I. Technologies, Inc.

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INACTINE™

Broad spectrum pathogen inactivation in Red Blood Cells

© 2004 V.I. Technologies, Inc.

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Infections Transmitted by Blood Transfusions

A major problem in blood safety today

Multiple causes

Infections that escape detection Infections not tested for Emerging threats

More testing not the solution

Delays, expense, inaccuracy

HIV

Hep B

Hep C

West Nile

CMV Herpes

Malaria Chagas

Parvo EBV

Babesia Lyme

SARS Avian flu

Hep E Hep G

vCJD TTV

© 2004 V.I. Technologies, Inc.

All Rights Reserved

INACTINE™ Red Blood Cells

Highly purified red blood cell product

Multiple potential benefits

Reduce infectivity of viruses, bacteria, parasites

Reduce transfusion reactions from plasma proteins, leukocytes, platelets

Reduce GvHD

Remove prion proteins

Reduce testing for new infectious agents

Development & clinical programs undergoing re-evaluation

© 2004 V.I. Technologies, Inc.

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Management Team

Samuel K. Ackerman, M.D — *Chairman and CEO*
NIH; FDA; Pentose Pharm.; CoPharma; Cyclis Pharm.; Chairman, Vitex & Panacos

John Barr — *President*
Baxter Healthcare; Haemonetics

Graham P. Allaway, Ph.D. — *Chief Operating Officer*
Manchester Biotech; Progenics Pharmaceuticals; NIH; Panacos Co-founder

Carl Wild, Ph.D. — *Chief Science Officer*
Duke University; BBI; Panacos Co-founder

David E. Martin, Pharm. D. — *Senior VP, Development*
DuPont Pharma; PharmaResearch; SmithKline Beecham Pharmaceuticals

vitex

26

© 2004 V.I. Technologies, Inc.
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PA-457 Clinical Milestones – 2004/2005

Completed Initiate single-dose Phase 1a study in volunteers

Completed Initiate multiple-dose Phase 1b study in volunteers

Completed Report Phase 1a results, International AIDS Conference

Completed Initiate Phase 1/2 study in HIV patients

Completed Initiate Phase 2a study in HIV patients

Completed Report Phase 1b results

Completed Report Phase 1/2 study results

H1, 2005 Report Phase 2a results

H2, 2005 Initiate Phase 2b clinical studies

© 2004 V.I. Technologies, Inc.

All Rights Reserved

Vitex Highlights

Merger with Panacos poised to create a dynamic new leader in anti-infective products

Innovative therapeutics for HIV and other serious viral infections

Once-daily oral drug PA-457 for drug-resistant and drug-sensitive HIV in Phase 2 testing

Highly experienced management team

Strong competitive position

© 2004 V.I. Technologies, Inc.

All Rights Reserved

Vitex has filed a Registration Statement on Form S-4 in connection with the merger, and Vitex and Panacos expect to mail a Joint Proxy Statement/Prospectus to their stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about Vitex, Panacos, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov, and by calling Vitex Investor Relations at 617-926-1551.

Vitex and Panacos, and their respective directors, executive officers and certain members of management and employees may be soliciting proxies from Vitex and Panacos stockholders in favor of the adoption of the merger agreement and the transactions associated with the merger. A description of any interests that Vitex’s and Panacos’ directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

© 2004 V.I. Technologies, Inc.

All Rights Reserved

vitex © 2003 V.I. Technologies, Inc.

All Rights Reserved